                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              ---------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                                  BioSepra Inc.
                                  -------------
                                (Name of Issuer)

                      Common Stock,$.01 par value per share
                      -------------------------------------
                         (Title of Class of Securities)

                                   09066V 10 3
                                   -----------
                                 (CUSIP Number)




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                                  SCHEDULE 13G

CUSIP No. 09066V 10 3                                      Page 2 of 7
          -----------

----------------------------------------------------------------------------

1.       Name of Reporting Persons
         S.S. or I.R.S. Identification Number of Above Persons

         Sepracor Inc.
         22-2536587

----------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group - Not Applicable

----------------------------------------------------------------------------

3.       SEC Use Only

----------------------------------------------------------------------------

4.       Citizenship or Place of Organization

         Delaware

----------------------------------------------------------------------------

Number of Shares Beneficially Owned By Each Reporting Person With;

5.       Sole Voting Power

         5,369,788 Shares

----------------------------------------------------------------------------

6.       Shared Voting Power

         0 Shares

----------------------------------------------------------------------------

7.       Sole Dispositive Power

         5,369,788 Shares



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CUSIP No. 09066V 10 3                                      Page 3 of 7
          -----------

----------------------------------------------------------------------------

8.       Shared Dispositive Power

         0 Shares

----------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person.

         5,369,788 Shares

----------------------------------------------------------------------------

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

         Not Applicable

----------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row 9.

         63.8%

----------------------------------------------------------------------------

12.      Type of Reporting Person.

         CO

----------------------------------------------------------------------------





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CUSIP No. 09066V 10 3                                      Page 4 of 7
          -----------

                                  SCHEDULE 13G


Item 1(a).  Name of Issuer:
---------------------------

BioSepra Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

111 Locke Drive
Marlborough, MA 01752


Item 2(a).  Name of Person Filing:
----------------------------------

Sepracor Inc.


Item 2(b).  Address of
Principal Business Office or, if None, Residence:
-------------------------------------------------

111 Locke Drive
Marlborough, MA 01752

Item 2(c).  Citizenship:
------------------------

Delaware


Item 2(d).  Title of Class of Securities:
-----------------------------------------

Common Stock, $.01 par value per share


Item 2(e).  CUSIP Number:
-------------------------

09066V 10 3


Item 3:
-------

Not Applicable


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CUSIP No. 09066V 10 3                                      Page 5 of 7
          -----------


Item 4.  Ownership:
-------------------

         (a) Amount Beneficially Owned:

         5,369,788 Shares

         (b) Percent of Class:

         63.8%

         (c) Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                           5,369,788 Shares;

                  (ii)     shared power to vote or to direct the vote:

                           0 Shares;

                  (iii)    sole power to dispose or to direct the
                           disposition of:

                           5,369,788 Shares;

                  (iv) shared power to dispose or to direct the disposition of:

                           0 Shares.



Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

Not Applicable


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

Not Applicable





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CUSIP No. 09066V 10 3                                      Page 6 of 7
          -----------


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported by the Parent Holding Company:
-------------------------------------------------------------------------------

Not Applicable



Item 8.  Identification and Classification
of Members of the Group:
------------------------------------------

Not Applicable



Item 9.  Notice of Dissolution of Group:
----------------------------------------

Not Applicable


Item 10.  Certification:
------------------------

Not Applicable




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CUSIP No. 09066V 10 3                                      Page 7 of 7
          -----------


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 February 10, 1997
                                                 ---------------------------
                                                 Date


                                                 SEPRACOR INC.

                                                 By:/s/ David P. Southwell
                                                    ----------------------
                                                    David P. Southwell
                                                    Chief Financial Officer